# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Northpointe Bancshares, Inc., CIK 0001336706
CUSIP: 66661N886
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 3333 Deposit Drive Northeast, Grand Rapids, Michigan (MI), 49546
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001746800

## Reporting persons
- Castle Creek Capital Partners VII, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,284,645; sole dispositive power 0; shared dispositive power 3,284,645; aggregate amount beneficially owned 3,284,645 (9.9% of the class)
  Comment: (1) See Item 4
- Castle Creek Capital VII LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,284,645; sole dispositive power 0; shared dispositive power 3,284,645; aggregate amount beneficially owned 3,284,645 (9.9% of the class)
  Comment: (1) See Item 4

## Item 1. Issuer
Name of issuer: Northpointe Bancshares, Inc.
Address of issuer's principal executive offices: 3333 Deposit Drive Northeast Grand Rapids, MI 49546

## Item 2. Person Filing
Name of person filing:
Castle Creek Capital Partners VII, LP

Castle Creek Capital VII LLC
Address of principal business office or, if none, residence:
11682 El Camino Real, Suite 320

San Diego, CA 92130
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
3,284,645 (1)

(1) As of December 31, 2025, Castle Creek Capital Partners VII, LP ("Fund VII") is deemed to beneficially own 3,284,645 shares of the voting common stock of the Issuer ("Voting Common Stock"), which represents approximately 9.9%* of the Voting Common Stock issued and outstanding. Such number of shares of Voting Common Stock includes (i) the 2,777,304 shares of Voting Common Stock held by Fund VII and (ii) the maximum number of shares (i.e., 507,341 shares) of Voting Common Stock issuable to Fund VII and its affiliates upon conversion of the non-voting common stock of the Issuer ("Non-Voting Common Stock") held by Fund VII taking into consideration the 9.9% contractual and regulatory ownership cap to which Fund VII is subject (the "Ownership Cap"). Such number of shares of Voting Common Stock excludes 1,186,419 shares of Non-Voting Common Stock held by Fund VII. Since Fund VII does not presently, and will not within the next 60 days, have the right to acquire Voting Common Stock in respect of such Non-Voting Common Stock and/or such depositary shares (due in part to the Ownership Cap), those underlying shares are not included in the amount reported herein.

*This calculation is based 33,178,240 shares of Voting Common Stock of the Company outstanding, which was calculated based on (i) 32,670,899 shares of the issuer's common stock, which represents the Voting Common Stock portion of the 34,364,659 shares of total common stock (both Voting Common Stock and Non-Voting Common Stock), outstanding as of November 12, 2025, as reported in the Company's Quarterly Report on Form 10-Q filed with the SEC on November 12, 2025, and after giving effect to the 1,611,271 shares of Voting Common Stock received by Fund VII upon conversion of an equal number of Non-Voting Common Stock between September and December 2025 (inclusive), and (ii) increased by the 507,341 shares of Voting Common Stock that would be issued to Fund VII upon conversion of the maximum number of shares of Non-Voting Common Stock permitted in light of the Ownership Cap.
Percent of class: 9.9%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 3,284,645 (1)
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 3,284,645 (1)

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Castle Creek Capital Partners VII, LP: /s/ John Eggemeyer, John Eggemeyer, Managing Principal of Castle Creek Capital VII LLC, the general partner of the Reporting Person (02/13/2026)
- Castle Creek Capital VII LLC: /s/ John Eggemeyer, John Eggemeyer, Managing Principal (02/13/2026)